EXHIBIT 99.3
                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

HQ/CS /CL.24B/8921
2 April 2002
Sir,
             Sub :Shares to Employees - Details of Locked-in Shares
                                 -------------
This is in furtherance to our earlier communication No.HQ/CS/CL.24B/8825 dated 4 March 2002 regarding shares to employees. Up till now, Government has divested shares twice in favour of the employees, in May'99 and February'02 and transferred locked-in shares in favour of eligible employees of VSNL.

2    In  May  1999,  396,991  shares  (Distt  nos.6238  2530-6277  9520)  were transferred as locked-in shares till 12 May 2002 by Government of India to 2463 employees. In February 2002, Government of India has transferred 5264555 shares in demat as locked-in shares till 21 February 2003 in favour of 2832 eligible employees.

This is for your records and perusal.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED

/S/ R.N. ADITYA
R.N. Aditya
Assistant Company Secretary

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114,
     FAX 837 5646

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9.   Ms.Caroline Yap, Managing Director, International Client Services, New York
     Stock Exchange. No. :+1 2126565071

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199

11.  ED(FA), for SEC filing requirements, Fax 1163.

12.  Shri U.C. Burman, DGM(Internet), for hosting on website.